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                               April 6, 2023

       Wolfgang Ruecker
       Chief Executive Officer
       Miami Breeze Car Care Inc.
       848 Brickell Ave, PH 5
       Miami, FL 33131

                                                        Re: Miami Breeze Car
Care Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed March 24,
2023
                                                            File No. 333-266854

       Dear Wolfgang Ruecker:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 16, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed March 24,
2023

       Cover page

   1. We note your response to comment 1. Please revise your disclosure on the cover page of the prospectus, the
prospectus summary and the plan of distribution to disclose that the selling stockholders
will offer and sell their shares at a fixed price until such time as the company's common stock
is listed on an established market, at which time they may be sold at prevailing
market prices. In doing so, please disclose the amount of the fixed price
                                                        (e.g., $3 per share)
and make conforming revisions throughout the prospectus. Refer to
                                                        Item 501(b)(3) of
Regulation S-K.
 Wolfgang Ruecker
FirstName   LastNameWolfgang  Ruecker
Miami Breeze    Car Care Inc.
Comapany
April       NameMiami Breeze Car Care Inc.
       6, 2023
April 26, 2023 Page 2
Page
FirstName LastName
Financial Statements, page F-1

2. Please update with audited financial statements for the year ended December 31, 2022 pursuant to Rule 8-08 of Regulation S-X.
General

3. Please have your independent auditors provide an updated consent. You may contact Robert Shapiro at 202-551-3273 or Adam Phippen at
202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:      Franklin Ogele, Esq.